SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                                  Seitel, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    816074405
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                      Third Point Management Company L.L.C.
                         360 Madison Avenue, 24th Floor
                               New York, NY 10017
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Daniel Schloendorn, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  June 25, 2004
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 816074405                                           Page 2 of 13 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                49
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    6,860,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     49
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                6,860,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            6,860,049
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 816074405                                           Page 3 of 13 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Management Company L.L.C.               I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    6,860,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                6,860,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            6,860,049
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 816074405                                           Page 4 of 13 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    3,598,750
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,598,750
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,598,750
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

     This Schedule 13D is being filed on behalf of Third Point Management Company L.L.C., a Delaware limited liability company (the "Management Company"), Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund"), and Daniel S. Loeb, an individual ("Mr. Loeb" and, together with the Offshore Fund and the Management Company, the "Reporting Persons"). This Schedule 13D relates to the Common Stock, par value $.01 per share, of Seitel, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock and references herein to "Warrants" are to warrants to purchase such Common Stock. The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts including the Offshore Fund (such funds and accounts, collectively, the "Funds"). Mr. Loeb is the managing member of the Management Company and a director of the Offshore Fund. The Funds directly own the Common Stock, and owned the Warrants to purchase Common Stock to which this Schedule 13D relates. Mr. Loeb and the Management Company may be deemed to have beneficial ownership over such Common Stock, and to have had beneficial ownership over Warrants to purchase Common Stock, by virtue of the authority granted to the Management Company by the Funds to vote and to dispose of the securities held by the Funds.

     In connection with its reorganization, the Company issued Warrants to various persons. Information as to (i) the specific amounts and timings of exercises of such Warrants by all such persons, (ii) the resulting aggregate outstanding amount of Common Stock and (iii) the Reporting Persons' resulting ownership percentage, was not and is not readily available to the Reporting Persons. This Schedule 13D reports the beneficial ownership of the Reporting Persons in the event such filing was or is required. As of the date of this
Schedule 13D, the Reporting Persons do not hold a beneficial ownership in excess of 5% of the total outstanding Common Stock.

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock of the Company, and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 10811 S. Westview Circle, Houston, Texas, 77043.

Item 2. Identity and Background.

     (a) This statement is filed by the Reporting Persons. Daniel S. Loeb is the managing member of the Management Company and controls the Management Company's business activities. The Management Company is investment manager to the Offshore Fund and manages its investment portfolio. The Management Company is organized as a limited liability company under the laws of the

State of Delaware. The Offshore Fund is organized as a Cayman Islands limited liability exempted company.

     (b) The address of the principal business and principal office of the Management Company and Mr. Loeb is 360 Madison Avenue, 24th Floor, New York, NY 10017. The address of the principal business and principal office of the Offshore Fund is c/o W.S. Walker & Company, Walker House, Mary Street, P.O. Box 265GT, George Town, Grand Cayman.

     (c) The principal business of the Management Company is to serve as investment manager or adviser to the Funds. The principal business of Mr. Loeb is to act as the managing member of the Management Company. The principal business of the Offshore Fund is to invest and trade in securities.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Loeb is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     The Funds expended an aggregate of approximately $7,631,413 of their own investment capital to acquire the 6,860,000 shares of Common Stock currently held by them (the "Shares") and the 210,400 shares previously sold by them. The Offshore Fund expended an aggregate of approximately $3,980,351 of its own investment capital to acquire the 3,598,750 Shares it holds and the 90,200 shares previously sold by the Offshore Fund. Mr. Loeb expended an aggregate of approximately $29 of his own investment capital to acquire the 49 Shares held by him. In the case of the Funds, including the Offshore Fund, the Shares were acquired through open market purchases and the exercise of Warrants issued to the Funds as part of the Company's reorganization. Mr. Loeb acquired all of his directly held shares exclusively through the exercise of Warrants issued to him as part of the Company's reorganization.

     The Funds effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp. (the "Prime Broker") which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. Mr. Loeb purchased the securities directly held by him with his own money.

Item 4. Purpose of Transaction.

     The purpose of the acquisition of the Shares by the Funds and Mr. Loeb is for investment. In addition, the Funds and Mr. Loeb were issued Warrants in connection with the Company's emergence from bankruptcy proceedings on July 2, 2004. These Warrants were issued to the Funds and Mr. Loeb on June 25, 2004 and were exercised on July 19, 2004.

     The Management Company and Mr. Loeb may cause the Funds to make further acquisitions of shares of Common Stock from time to time or to dispose of any or all of the shares of Common Stock held by the Funds at any time.

     Mr. Loeb may further acquire shares of Common Stock from time to time or dispose of any or all of the shares of Common Stock held by him at any time.

     The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

     Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

     (a) As of the date of this Schedule 13D, the Management Company beneficially owns 6,860,000 shares of Common Stock. As of August 12, 2004, these shares represented 4.6% of the total 150,414,143 shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares.

     As of the date of this Schedule 13D, the Offshore Fund directly beneficially owns 3,598,750 shares of Common Stock, which represents 2.4% of the total outstanding shares.

     As of the date of this Schedule 13D, Mr. Loeb directly beneficially owns 49 Shares and indirectly beneficially owns 6,860,000 shares of Common Stock, for a total of 6,860,049 shares, which represents 4.6% of the total outstanding shares.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 6,860,000 shares of Common Stock held by the Funds. The Management Company, Mr. Loeb and the Offshore Fund share voting and dispositive power over the 3,598,750 shares of Common Stock held by the Offshore Fund. Mr. Loeb has sole voting and dispositive power over the 49 shares of Common Stock he holds directly.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Management Company and Mr. Loeb, in the Common Stock and Warrants since sixty days prior to the date requiring the filing of this Schedule 13D.

     Schedule B hereto sets forth certain information with respect to transactions by the Offshore Fund, at the direction of the Management Company and Mr. Loeb, in the Common Stock and Warrants since sixty days prior to the date requiring the filing of this Schedule 13D.

     The 6,860,000 shares of Common Stock held by the Funds were acquired either directly or through the exercise of Warrants at the following times: (1) 1,000,000 shares of Common Stock purchased in the various transactions between December 30, 2003 and June 23, 2004; (2) 4,926,000 shares of Common Stock from the exercise on July 19, 2004 of the Warrants for 4.926 shares of Common Stock per Warrant at a strike price of $0.60 per share; (3) the purchase of 425,000 shares of Common Stock on July 30, 2004; (4) the purchase of 508,997 shares of Common Stock on August 2, 2004.

     The 3,598,750 shares of Common Stock were acquired by the Offshore Fund either directly or through the exercise of Warrants at the following times: (1) 498,074 shares of Common Stock purchased in the various transactions between December 30, 2003 and June 23, 2004; (2) 2,453,513 shares of Common Stock from the exercise on July 19, 2004 of 498,074 Warrants which were issued to the Funds on June 25, 2004; (3) the purchase of 375,000 shares of Common Stock on July 30, 2004 and (4) the purchase of 272,163 shares of Common Stock on August 2, 2004.

     In addition, Mr. Loeb acquired 49 shares of Common Stock from the exercise on July 19, 2004 of the Warrants he held.

     All of the transactions set forth herein, except as may be otherwise indicated, were effected in open market purchases through the Prime Broker. Mr. Loeb's Common Stock from the exercise of the Warrants came directly from the Company, not from the open market.

     Except as set forth above, since sixty days prior to the date requiring the filing of this Schedule 13D there were no transactions in the Common Stock or Warrants effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold the shares of Common Stock reported herein, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

     (e) By August 6, 2004, the Reporting Persons ceased being beneficial owners of more than 5% of the total outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

     By virtue of the relationships among the Reporting Persons and the Funds, as described in Item 2, the Reporting Persons and the Funds may be deemed to be a "group" under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other Reporting Person or the Funds and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

     1. Joint Filing Agreement, dated as of August [ ], 2004, by and between the Reporting Persons.

             [THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK.]

                                   Schedule A
                                   ----------
                   (Transactions by the Funds in Common Stock
            during the sixty days prior to the date requiring filing)

------------ --------------- ------------------------------ --------------------
    Date       Transaction               Shares               Price Per Share
                              (or Warrants, as applicable)
------------ --------------- ------------------------------ --------------------
06/03/04          SELL                  (131,600)                 $4.15360
------------ --------------- ------------------------------ --------------------
06/17/04          SELL                  (48,800)                  5.00000
------------ --------------- ------------------------------ --------------------
06/23/04          SELL                  (30,000)                  1.50000
------------ --------------- ------------------------------ --------------------
06/23/04           BUY                   30,000                   1.48000
------------ --------------- ------------------------------ --------------------
06/25/04 (*)   Issuance of         1,000,000 Warrants               ---
                Warrants
------------ --------------- ------------------------------ --------------------
07/19/04 (*)   Exercise of               634,661                  1.09755
                Warrants
------------ --------------- ------------------------------ --------------------
07/19/04 (*)   Exercise of               217,956                  1.04389
                Warrants
------------ --------------- ------------------------------ --------------------
07/19/04 (*)   Exercise of               183,257                  1.11666
                Warrants
------------ --------------- ------------------------------ --------------------
07/19/04 (*)   Exercise of               373,529                  1.04288
                Warrants
------------ --------------- ------------------------------ --------------------
07/19/04 (*)   Exercise of              2,453,513                 1.08611
                Warrants
------------ --------------- ------------------------------ --------------------
07/19/04 (*)   Exercise of              1,063,087                 1.08547
                Warrants
------------ --------------- ------------------------------ --------------------
07/30/04           BUY                   425,000                  1.07640
------------ --------------- ------------------------------ --------------------
08/02/04           BUY                   508,997                  1.07750
------------ --------------- ------------------------------ --------------------

(*) Shares of Common Stock received upon the exercise of these Warrants were issued directly by the Company and were not purchased on the open market.

                                   Schedule B
                                   ----------
               (Transactions by the Offshore Fund in Common Stock
            during the sixty days prior to the date requiring filing)

------------ --------------- ------------------------------ --------------------
    Date       Transaction               Shares               Price Per Share
                              (or Warrants, as applicable)
------------ --------------- ------------------------------ --------------------
  06/03/04        SELL                  (35,300)                  4.15360
------------ --------------- ------------------------------ --------------------
  06/17/04        SELL                  (24,900)                  5.00000
------------ --------------- ------------------------------ --------------------
  06/23/04        SELL                  (30,000)                  1.50000
------------ --------------- ------------------------------ --------------------
  06/23/04         BUY                   30,000                   1.48000
------------ --------------- ------------------------------ --------------------
  06/25/04     Issuance of          730,562 Warrants                ---
                Warrants
------------ --------------- ------------------------------ --------------------
07/19/04 (*)   Exercise of              2,453,513                 1.08611
                Warrants
------------ --------------- ------------------------------ --------------------
  07/30/04         BUY                   375,000                  1.07640
------------ --------------- ------------------------------ --------------------
  08/02/04         BUY                   272,163                  1.07750
------------ --------------- ------------------------------ --------------------

(*) Shares of Common Stock received upon the exercise of these Warrants were issued directly by the Company and were not purchased on the open market.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: August 19, 2004


                                        THIRD POINT MANAGEMENT
                                        COMPANY L.L.C.

                                        By: /s/ Daniel S. Loeb
                                            ------------------------------
                                            Name:  Daniel S. Loeb
                                            Title: Managing Member


                                        THIRD POINT OFFSHORE FUND, LTD.

                                        By: /s/ Daniel S. Loeb
                                            ------------------------------
                                            Name:  Daniel S. Loeb
                                            Title: Director


                                        /s/ Daniel S. Loeb
                                        ------------------------------
                                        Daniel S. Loeb




                         [SIGNATURE PAGE TO SCHEDULE 13D
                                 WITH RESPECT TO
                                  SEITEL, INC.]